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SECURITIES AND EXCHANGE COMMISSION

09041337

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gregory J. Schwartz & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3707 West Maple Road
(No. and Street)

Bloomfield Hills, (City) MI (State) 48301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward A. Schwartz (248) 644-2701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

SEC Mail Processing Section

JUN 01 2009

Washington, DC 122

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8/3/09

OATH OR AFFIRMATION

I, Edward A. Schwartz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gregory J. Schwartz & Co., Inc., as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

TINA STACEY
NOTARY PUBLIC, STATE OF MI
COUNTY OF OAKLAND
MY COMMISSION EXPIRES [illegible]
ACTING IN COUNTY OF Oakland

Edward A. Schwartz
Signature

President
Title

Tina Stacey
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

GREGORY J. SCHWARTZ & CO., INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2009

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Gregory J. Schwartz & Co., Inc.

We have audited the accompanying statement of financial condition of Gregory J. Schwartz & Co., Inc. as of March 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gregory J. Schwartz & Co., Inc. as of March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
April 23, 2009

GREGORY J. SCHWARTZ & CO., INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2009

ASSETS

Cash	$	207,720
Commissions receivable		186,440
Receivable from broker/dealers		334,613
Securities owned at market value		158,693
Furniture and equipment at cost, net of $68,273 accumulated depreciation		-0-
Related party receivables		34,584
Other assets		20,970
TOTAL ASSETS	$	943,020

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	6,831
Commissions and other compensation payable		597,168
Profit sharing contributions payable		106,105
Subordinated liabilities		125,000
Total Liabilities	$	835,104
SHAREHOLDERS' EQUITY		
Common Stock	$	14,000
Retained earnings		93,916
Total Shareholders' Equity	$	107,916
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	943,020

The accompanying notes are an integral part of this financial statement.

GREGORY J. SCHWARTZ & CO., INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2009

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Michigan on August 4, 1976. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities and providing investment advice.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business date as the transaction date. Revenue derived from the sale of limited partnership units on contingent offerings is recognized at the time the limited partnership's escrow agent distributes sales commissions to the Company.

Fair value measurement - FASB Statement No. 157 (SFAS No. 157) creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs used in valuation techniques. Level 1 inputs, as defined by SFAS No. 157, are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access. Level 1 inputs have been applied to all securities owned by the Company as well as to a money market fund held at the Company's clearing broker/dealer which is included in Receivables from broker/dealers on the Statement of Financial Condition (see Note 9). No Level 2 and 3 inputs, as defined by SFAS No. 157 have been applied to value any assets or liabilities reflected in these financial statements at the financial statement date.

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GREGORY J. SCHWARTZ & CO., INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2009

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Furniture and equipment - Depreciation was provided using the straight-line method over five and seven year periods.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2009 the Company's net capital and required net capital were $85,143 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 834%.

NOTE 3 - SHAREHOLDERS AGREEMENT

All the shareholders of the Company are subject to a stock redemption agreement that restricts the sale or other transfer of the Company's common stock without written consent of the Company and the other shareholders. In addition, the Company and the other shareholders must be given the first option to purchase the proposed shares at a price defined in the agreement. Further terms state that the Company and the other shareholders have the same option upon the death of a shareholder. Other terms are contained therein.

NOTE 4 - CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at March 31, 2009, were as follows:

Preferred stock, $100 par value, non-voting, cumulative, and redeemable at $100 a share; 500 shares authorized: none issued and outstanding

Common stock, $1 par value; 50,000 shares authorized; 14,000 shares issued and outstanding.

NOTE 5 - PROFIT-SHARING PLAN

The Company has a discretionary profit-sharing plan, which is integrated with social security, covering substantially all of its employees. Included in this plan is a provision under IRS Code Section 401(k) whereby participants may contribute to the plan and the Company may match any portion of the participants' contributions. The Company contributions for the profit-sharing and employer matching portion totaled $77,883 for the year ended March 31, 2009.

NOTE 6 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers enter into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include exchange-traded and over-the-counter options. These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk. Since the Company enters into the aforementioned transactions solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivative and other off-balance sheet financial instruments, as mentioned below.

In order to execute and process the foregoing, as well as other securities transactions, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. Under the terms of the agreement, the Company is prohibited from entering into a similar agreement with another broker/dealer

NOTE 6 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - (Continued)

without prior approval from the Clearing Broker/Dealer. The Company has deposited $25,000 with the Clearing Broker/Dealer to assure the Company's performance under the agreement. This amount is included in "Receivable from broker/dealers" on the statement of financial condition. The agreement also states that the minimum fee payable per calendar quarter to the Clearing Broker/Dealer is $3,000 and, should the Company terminate the agreement, the Company must pay $1,500 for every month remaining in the term until the agreed upon termination date. The agreement may be terminated by either party with 90 days prior written notification. Further provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/Dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 7 - RELATED PARTY TRANSACTIONS

Through common ownership the Company is affiliated with Bloomfield Town Center, LLC (BTC), Schwartz Land Company, LLC (formerly Schwartz & Devine Land Co., LLC and is doing business as Offices at Maple/Lahser), Schwartz Financial Group, Inc. (SFG), Schwartz Benefit Services, LLC, Lahser Maple Development Corporation, Inc., Schwartz Investment Counsel, Inc., Stag Group, LLC, AGW Associates, The B.A.C.O.N. Investment Club L.L.C., the Ave Maria family of funds and the Schwartz Investment Trust (an open-end management investment company managing The Schwartz Value Fund, previously known as The RCM Fund).

In addition, SFG and an officer of the Company are the general partners or managing members of several limited partnerships and limited liability companies.

NOTE 7 - RELATED PARTY TRANSACTIONS - (Continued)

During the year ended March 31, 2009, the Company paid $76,692 to BTC for lease of its premises. The lease agreement is month to month. In addition, the Company has paid BTC $53,494 for office expenses incurred during the same period.

The Company has paid an officer and shareholder of the Company $12,000 for the use of office space during the year ended March 31, 2009. The lease terms are month to month.

The Company received $222,389 from affiliated companies for reimbursements of clerical and other payroll related expenses incurred on their behalf during the year ended March 31, 2009.

During the year ended March 31, 2009, the Company earned $127,618 in commissions for sales of the Ave Maria family of funds shares. Of that amount, $24,092 was receivable at March 31, 2009 and is included in "Commissions receivable" on the statement of financial condition. In addition, the Company earned $1,151 in fees from The Stag Group.

The Company has entered into a written lease agreement with SFG for various computer equipment. The terms of this agreement are month to month and total expense for the year ended March 31, 2009 was $28,260.

NOTE 8 - PRIOR PERIOD ADJUSTMENT

Retained earnings at the beginning of the audit period have been reduced by $15,382 to correct for an increase in the federal income taxes incurred for the year ended March 31, 2008. Had this amount been included in expenses for the year ended March 31, 2008, the net loss reported for that year would have been increased by $15,382.

NOTE 9 - VALUATION OF SECURITIES OWNED

Securities owned consist of securities registered under the Investment Company Act of 1940 whose portfolios consist primarily of equity securities (commonly referred to as mutual funds) and equity securities. All have been valued applying Level 1 inputs (see Note 1) and any difference between the valuation amounts and the original cost of these securities is included in Net dealer investment gains (losses) on the Statement of Income. The securities and their market (Level 1 input) values are as follows:

Securities	
Mutual Funds	$ 158,446
Equity Shares	247
Total	$ 158,693

In addition, included in Receivable from broker/dealers on the Statement of Financial Condition is $147,532 held at the Company's Clearing Broker/dealer that is invested in a security registered under the Investment Company Act of 1940, which is comprised of cash and other short-term debt instruments and commonly referred to as a "money market fund." Level 1 inputs have also been applied to the valuation of this investment. The difference between the valuation amount and the amounts invested is included in interest income on the statement of income.

NOTE 10 - INCOME TAXES

Income taxes do not bear their customary relationship to net income primarily due to the recognition of unrealized losses in securities owned, in different periods for tax and financial reporting purposes.

NOTE 11 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowing under a subordination agreement at March 31, 2009, is as follows:

Liabilities Pursuant to a Subordinated Loan Agreement:

0% Interest Expires December 31, 2010	$ 125,000

The subordinated borrowing is covered by an agreement approved by FINRA and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The subordinated lender is a related party of the Company.